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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                               AMENDMENT NO. 2 TO


                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         GERRITY OIL & GAS CORPORATION
                                (Name of Issuer)

                          PATINA OIL & GAS CORPORATION
                         GERRITY OIL & GAS CORPORATION
                      (Name of Person(s) Filing Statement)
                DEPOSITARY SHARES EACH REPRESENTING AN INTEREST
                          IN ONE-EIGHTH OF A SHARE OF
                      $12.00 CONVERTIBLE PREFERRED STOCK,
                            PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                  374230 50 6
                                  U37423 11 5
                                  374230 20 9
                   (CUSIP Numbers of Class of Securities)

        David J. Kornder                        David J. Kornder
    Vice President - Finance        Vice President and Chief Financial Officer
  Gerrity Oil & Gas Corporation            Patina Oil & Gas Corporation
    1625 Broadway, Suite 2000               1625 Broadway, Suite 2000
      Denver, Colorado 80202                 Denver, Colorado  80202
         (303) 389-3600                          (303) 389-3600

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
 TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                   Copies to:
                               Ronald T. Astin or
                                 J. Mark Metts
                             Vinson & Elkins L.L.P.
                       2300 First City Tower, 1001 Fannin
                           Houston, Texas 77002-6760
                                 (713) 758-2222

         This statement is filed in connection with (check the appropriate box):
(a)      [ ]     The filing of solicitation materials or an information
                 statement subject to Regulation 14A [17 CFR 240.14a-1 to
                 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101]
                 or Rule 13e-3(c) [Section 240.13e(3)(c)] under the
                 Securities Exchange Act of 1934.
(b)      [x]     The filing of a registration statement under the Securities
                 Act of 1933.
(c)      [ ]     A tender offer.
(d)      [ ]     None of the above.

         Check the following box if soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]
                                 __________

                           CALCULATION OF FILING FEE
================================================================================

                      TRANSACTION                                    AMOUNT OF
                      VALUATION(1)                                 FILING FEE(2)

--------------------------------------------------------------------------------

                       $9,769,541                                      $1,954

================================================================================


(1) For purposes of calculating fee only. This amount of the filing fee, calculated in accordance with Rule 0-11, equals 1/50 of one percentum of the transaction valuation. The transaction valuation is based on 3,036,000 Depositary Shares representing Gerrity Preferred Stock issued and outstanding as of September 9, 1996 minus 2,298,308 shares of Gerrity Preferred Stock held by Patina Oil & Gas Corporation, and the average between the high and low prices of $25.125 per share of Patina Preferred Stock on the New York Stock Exchange consolidated transaction reporting system as of September 9, 1996.


(2)      Previously paid.

[x] Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.


                                  Amount Previously Paid:  $3,370.60
                                  Form or Registration No.: Registration
                                  Statement on Form S-4 (No. 333-12007)
                                  Filing Party:  Patina Oil & Gas Corporation
                                  Date Filed:  September 13, 1996

                             CROSS REFERENCE SHEET

                                                                                                    WHERE LOCATED IN
   ITEM IN                                                                                       REGISTRATION STATEMENT
SCHEDULE 13E-3                                                                                        ON FORM S-4
--------------                                                                                ---------------------------
Item 1(a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Item 3
Item 1(b) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Items 3, 4, 17
Item 1(c) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Item 17
Item 1(d) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Item 17
Item 1(e) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       *
Item 1(f) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       *
Item 2(a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Items 1, 3
Item 2(b) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Items 1, 3
Item 2(c) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Items 1, 3
Item 2(d) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Items 1, 3
Item 2(e) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       *
Item 2(f) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       *
Item 2(g) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Items 1, 3
Item 3(a)(1)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Item 6
Item 3(a)(2)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Item 6
Item 3(b) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Item 6
Item 4  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Item 4
Item 5  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Item 4
Item 6(a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Item 4
Item 6(b) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       *
Item 6(c) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       *
Item 6(d) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       *
Item 7(a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Item 4
Item 7(b) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Item 4
Item 7(c) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Item 4
Item 7(d) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Item 4
Item 8  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Item 4
Item 9  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Item 4
Item 10(a)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Item 19
Item 10(b)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       *
Item 11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Item 6
Item 12(a)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Item 4
Item 12(b)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Item 4
Item 13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Items 3, 4, 19
Item 14(a)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Items 3, 14
Item 14(b)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Items 3, 14
Item 15(a)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       *
Item 15(b)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Item 18
Item 16 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Item 4
Item 17 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   Item 21

*  This item is not required by Registration Statement on Form S-4.

                               INTRODUCTORY NOTE

        This Schedule 13E-3 was originally filed on August 27, 1996 in connection with the filing by Patina Oil & Gas Corporation ("Patina") of the Post-Effective Amendment No. 1 to its Registration Statement on Form S-4 (Registration No. 333-00572) (the "Previous Registration Statement Amendment"). At the request of the staff of the Securities and Exchange Commission, the Previous Registration Statement Amendment was withdrawn, and a new registration statement (the "Registration Statement") with respect to the transaction described herein was filed concurrently with Amendment No. 1 to this Schedule 13E-3. Amendment No. 1 to the Registration Statement (the "Registration Statement Amendment") is being filed on the date hereof together with Amendment No. 2 to this Schedule 13E-3. The Information Statement/Prospectus contained in the Registration Statement Amendment is substantively identical to that contained in the Previous Registration Statement Amendment and the Registration Statement, and all references herein to the "Registration Statement" are references to the Registration Statement Amendment.


ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.


         (a) and (b)      Gerrity Oil & Gas Corporation, a Delaware corporation
("Gerrity"), has its principal executive offices located at 1625 Broadway, Suite 2000, Denver, Colorado, 80202. As of the date hereof, there were outstanding 3,036,000 depositary shares ("Depositary Shares"), representing 379,500 shares of $12.00 Convertible Preferred Stock, $.01 par value per share, of Gerrity ("Gerrity Preferred Stock"). Of such 3,036,000 Depositary Shares, 2,298,308 (75.7%) were held by Patina as of the date hereof, and the remaining 737,692 Depositary Shares (24.3%) were held by approximately ten holders other than Patina.



         (c) and (d)      The information set forth in "Market Price and
Dividend Data" and "The Transaction - General Description of the Transaction" of Patina's Amendment No. 1 to Registration Statement on Form S-4 dated the date hereof and attached as Exhibit (d)(1) (the "Registration Statement") is incorporated herein by reference. Gerrity has paid dividends on the Gerrity Preferred Stock as follows: On May 15, August 15, November 15 and February 15 of each of 1994 and 1995, Gerrity paid dividends annually aggregating $4,554,000 ($12.00 per share) on the Gerrity Preferred Stock. On February 15, 1996, a dividend of $1,138,500 ($3.00 per share) was paid on the Gerrity Preferred Stock. No dividends were paid on May 15, 1996 or August 15, 1996.


         (e) Gerrity has not made any underwritten public offerings of the Depositary Shares for cash during the past three years. The information regarding a private placement of the Depositary Shares set forth in Note 2 of Gerrity's Notes to Consolidated Financial Statements contained in the Registration Statement is hereby incorporated by reference.

         (f) Patina consummated an exchange offer (the "Exchange Offer") of .5270 shares of its 7 1/8% Convertible Preferred Stock ("Patina Preferred
Stock") for each Depositary Share on May 2, 1996. As a result of the Exchange Offer, Patina acquired 2,286,308 Depositary Share. The average trading price of the Patina Preferred Stock for the fiscal quarter during which the Exchange Offer was consummated was $23 3/8.

         Subsequent to the Exchange Officer, Patina purchased 12,000 additional Depositary Shares in a market transaction consummated during the fiscal quarter ended June 30, 1996. The range of prices paid for such Depositary Shares was $12.375 to $12.50, and the average trading price of the Depositary Shares during such quarter was $12.385.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) through (d) and (g)      This Schedule 13E-3 is being filed
jointly by Patina and Gerrity. Gerrity is the issuer of the Gerrity Preferred Stock subject to this transaction. With respect to Patina, the information set forth in "Summary - Patina" of the Registration Statement is incorporated herein by reference. With respect to Gerrity, the information set forth in "Summary - Gerrity" of the Registration Statement is incorporated herein by reference. With respect to the officers and directors of Gerrity and Patina, the information set forth in "Management of Patina" and "The Special Meeting - No Solicitation of Proxies" of the Registration Statement is incorporated herein by reference.

         (e) and (f)      During the past five years, none of Patina, Gerrity,
any of their respective executive officers or directors, any person controlling Patina or Gerrity or any executive officer or director of any corporation ultimately in control of Patina or Gerrity (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a) and (b)      The information set forth in "Summary - The
Transaction," "The Transaction - General Description of the Transaction, " "The Transaction - Background of the Transaction; Special Factors," "The Transaction
- Reasons for the Transaction; Recommendation of the Board of Directors of Gerrity," and "The Transaction - Background of the Merger and the Exchange Offer" of the Registration Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in "Summary - The Transaction," "The Transaction - General Description of the Transaction," "The Transaction - Background of the Transaction; Special Factors," "The Transaction - Reasons for the Transaction; Recommendation of the Board of Directors of Gerrity," "The Transaction - Opinion of Gerrity Financial Advisor," "The Transaction - Background of the Merger and the Exchange Offer," "Comparative Rights of Patina and Gerrity Stockholders - Special Conversion Rights," and "Comparative Rights of Patina and Gerrity Stockholders - Ability to Create Senior Preferred Stock" of the Registration Statement is incorporated herein by reference.

         (b)     Not applicable.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a) through (g)       The information set forth in each of "Summary -
The Transaction," "Risk Factors - De-Listing of Depositary Shares," "Risk Factors - Termination of Margin Securities Status," "Risk Factors - Termination or Exchange Act Registration," "Risk Factors - Potential Conflicts of Interest between SOCO and Patina," "Risk Factors - No Dividends," "The Transaction - General Description of the Transaction," "The Transaction - Background of the Transaction; Special Factors," "The Transaction - Reasons for the Transaction; Recommendation of the Board of Directors of Gerrity," "The Transaction - Background of the Merger and the Exchange Offer," "The Transaction - Certain Information Concerning Patina, SOCO and Gerrity" and "Relationships Between SOCO and Patina" of the Registration Statement is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a) and (c)      The information set forth in "Summary - The
Transaction," "The Transaction - General Description of the Transaction," "The Transaction - Background of the Transaction; Special Factors," "The Transaction
- Reasons for the Transaction; Recommendation of the Board of Directors of Gerrity," and "The Transaction - Background of the Merger and the Exchange Offer" of the Registration Statement is incorporated herein by reference.


         (b) Gerrity has incurred or expects to incur the following expenses in connection with the transaction described herein: (i) filing fees:
$1,954 for this Schedule 13E-3 (paid with the Registration Statement); (ii) legal fees and expenses: $100,000 (estimated); (iii) accounting fees and expenses: $10,000 (estimated); (iv) solicitation expenses and printing costs:
$10,000 (estimated); and (v) fairness opinion:  $100,000 (estimated).


         (d)     Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) through (d)        The information set forth in "Summary - The
Transaction," "Summary - Opinion of Gerrity Financial Advisor," "Summary - Recommendation of the Board of Directors of Gerrity," "Summary - Certain Federal Income Tax Consequences," "The Transaction - General Description of the Transaction," "The Transaction - No Dissenters' Rights," "The Transaction - Background of the Transaction; Special Factors," "The Transaction - Reasons for the Transaction; Recommendation of the Board of Directors of Gerrity," "The Transaction - Opinion of Gerrity Financial Advisor," "The Transaction - Background of the Merger and the Exchange Offer," "The Transaction - Certain Federal Income Tax Consequences," "The Transaction - Governmental and Regulatory Approvals," "The Transaction - Restrictions of Resales by Affiliates," "Patina Business Strategy - General," "Patina Business Strategy - Business Strategy," "Comparative Rights of Patina and Gerrity Stockholders - Special Conversion Rights," and "Comparative Rights of Patina and Gerrity Stockholders - Ability to Create Senior Preferred Stock" of the Registration Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a) through (f)        The information set forth in "Summary - The
Transaction," "Summary - The Special Meeting," "Summary - Opinion of Gerrity Financial Advisor," "Summary - Recommendation of the Board of Directors of Gerrity," "The Special Meeting - General," "The Special Meeting - Record Date and Outstanding Shares; Voting Rights," "The Special Meeting - Quorum; Vote Required," "The Special Meeting - No Solicitation of Proxies," "The Transaction
- General Description of the Transaction," "The Transaction - No Dissenters' Rights," "The Transaction - Background of the Transaction; Special Factors," "The Transaction - Reasons for the Transaction; Recommendation of the Board of Directors of Gerrity," "The Transaction - Opinion of Gerrity Financial Advisor," "The Transaction - Background of the Merger and the Exchange Offer," "The Transaction - Restrictions of Resales by Affiliates," "Patina Business Strategy - General," "Patina Business Strategy - Business Strategy," "Comparative Rights of Patina and Gerrity Stockholders - Special Conversion Rights," "Comparative Rights of Patina and Gerrity Stockholders - Ability to Create Senior Preferred Stock," and "Annex B" of the Registration Statement is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a) through (c)          The information set forth in "Summary - The
Transaction," "Summary - Opinion of Gerrity Financial Advisor," "Summary - Recommendation of the Board of Directors of Gerrity," "The Transaction - General Description of the Transaction," "The Transaction - Background of the Transaction; Special Factors," "The Transaction - Reasons for the Transaction; Recommendation of the Board of Directors of Gerrity," "The Transaction - Opinion of Gerrity Financial Advisor," "The Transaction - Background of the Merger and the Exchange Offer," and "Annex B" of the Registration Statement is incorporated herein by reference.

ITEM 10. INTERESTS IN SECURITIES OF THE ISSUER.

         (a) and (b)      The information set forth in "Summary - Patina,"
"Summary - The Special Meeting," "Background of the Transaction - Special Factors" and "Principal Holders of Gerrity Capital Stock" and the response to
Item 1 hereof is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in "Risk Factors - Potential Conflicts of Interest between SOCO and Patina," "Management of Patina - Stock Option Plan" and Exhibits 10.3, 10.4, 10.20, and 10.21 of the Registration Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a) and (b)      The information set forth in "Summary - The
Transaction," "Summary - The Special Meeting," "Summary - Recommendation of the Board of Directors of Gerrity," "The Special Meeting - General," "The Special Meeting - Quorum; Vote Required," "The Special Meeting - No Solicitation of Proxies" "The Transaction - General Description of the Transaction," "The Transaction - Background of the Transaction; Special Factors," "The Transaction
- Reasons for the Transaction; Recommendation of the Board of Directors of Gerrity," and "The Transaction - Background of the Merger and the Exchange Offer" of the Registration Statement is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in "Summary - No Appraisal or Dissenters' Rights" and "The Transaction - No Appraisal or Dissenters' Rights" of the Registration Statement is incorporated herein by reference.

         (b)     Not applicable.

         (c)     Not applicable.

ITEM 14. FINANCIAL INFORMATION.


         (a) and (b)      The information set forth in "Summary - Gerrity
Summary Historical Consolidated Financial and Operating Information," "Selected Historical Consolidated Financial Data of Gerrity," the audited and unaudited Financial Statements of Gerrity Oil & Gas Corporation set forth on pages F-25 through F-55 and Exhibit 12.1 of the Registration Statement is incorporated herein by reference


ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a)     Not applicable.

         (b) Gerrity has retained A. G. Edwards & Sons, Inc. to render its opinion with respect to the fairness of the transaction described herein. Gerrity expects to pay A. G. Edwards & Sons, Inc. a fee in the approximate amount of $100,000 in connection with its services.

ITEM 16. ADDITIONAL INFORMATION.


         Additional information concerning the transaction described herein is set forth in the Registration Statement, which is attached as Exhibit (d)(1), and the Annexes and Exhibits thereto.



ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.


(a)      --      Not applicable.
(b)      --      Opinion of A. G. Edwards & Sons, Inc. (see Annex B of Amendment No. 1 to Registration Statement of
                 Patina Oil & Gas Corporation on Form S-4 (Registration No. 333-12007), Exhibit (d)(1)).
(c)(1)   --      Corporate Services Agreement between Snyder Oil Corporation and Patina Oil & Gas Corporation dated as of January 16, 1996 (Incorporated by reference to Exhibit 10.2 of the Registration Statement of Patina
                 Oil & Gas Corporation on Form S-4 (Registration No. 333-00572)).
(c)(2)   --      Registration Rights Agreement (Incorporated by reference to Exhibit 10.3 of the Registration Statement of Patina Oil & Gas Corporation on Form S-4 (Registration No. 333-00572)).
(c)(3)   --      Cross-Indemnification Agreement (Incorporated by reference to Exhibit 10.4 of the Registration
                 Statement of Patina Oil & Gas Corporation on Form S-4 (Registration No. 333-00572)).
(c)(4)   --      Patina Oil & Gas Corporation Employee Stock Option Plan (Incorporated by reference to Exhibit 10.20 of the Registration Statement of Patina Oil & Gas Corporation on Form S-4 (Registration No. 333-00572)).
(c)(5)   --      1996 Patina Oil & Gas Corporation Employee Stock Option Plan for Non-Employee Directors (Incorporated
                 by reference to Exhibit 10.21 of the Registration Statement of Patina Oil & Gas Corporation on Form S-4
                 (No. 333-00572)).
(d)(1)   --      Amendment No. 1 to Registration Statement of Patina Oil & Gas Corporation on Form S-4 (Registration
                 No. 333-12007) as filed with the Securities and Exchange Commission concurrently herewith.
(d)(2)   --      Letter to Gerrity Oil & Gas Corporation Stockholders (see forepart of Amendment No. 1 to Registration
                 Statement of Patina Oil & Gas Corporation on Form S-4 (Registration No. 333-12007), Exhibit (d)(1)).
(d)(3)   --      Notice of Special Meeting of Gerrity Oil & Gas Corporation Stockholders (see forepart of Amendment No. 1 to Registration Statement of Patina Oil & Gas Corporation on Form S-4 (Registration
                 No. 333-12007), Exhibit (d)(1)).
(e)      --      Not applicable.
(f)      --      Not applicable.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                         PATINA OIL & GAS CORPORATION


                                         By: /s/  DAVID J. KORNDER
                                            ----------------------------------
                                         Name:    David J. Kornder
                                         Title:   Vice President and Chief
                                                  Financial Officer

                                         Date:    September 27, 1996

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                         GERRITY OIL & GAS CORPORATION


                                         By: /s/ DAVID J. KORNDER
                                            ----------------------------------
                                         Name:   David J. Kornder
                                         Title:  Vice President - Finance

                                         Date:   September 27, 1996

                              13E-3 EXHIBIT INDEX




Exhibit No.                                     Description                                         Page No.
-----------                                     -----------                                         --------

(a)      --      Not applicable.

(b)(1)   --      Opinion of A. G. Edwards & Sons, Inc. (see Annex B of
                 Amendment No. 1 to Registration Statement of Patina Oil & Gas
                 Corporation on Form S-4 (Registration No. 333-12007), Exhibit
                 (d)(1)).

(c)(1)   --      Corporate Services Agreement between Snyder Oil Corporation and Patina Oil & Gas Corporation dated as of January 16, 1996
                 (Incorporated by reference to Exhibit 10.2 of the
                 Registration Statement of Patina Oil & Gas Corporation on
                 Form S-4 (Registration No. 333-00572)).

(c)(2)   --      Registration Rights Agreement (Incorporated by reference to
                 Exhibit 10.3 of the Registration Statement of Patina Oil &
                 Gas Corporation on Form S-4 (Registration No. 333-00572)).

(c)(3)   --      Cross-Indemnification Agreement (Incorporated by reference to
                 Exhibit 10.4 of the Registration Statement of Patina Oil &
                 Gas Corporation on Form S-4 (Registration No. 333-00572)).

(c)(4)   --      Patina Oil & Gas Corporation Employee Stock Option Plan
                 (Incorporated by reference to Exhibit 10.20 of the
                 Registration Statement of Patina Oil & Gas Corporation on
                 Form S-4 (Registration No. 333-00572)).

(c)(5)   --      1996 Patina Oil & Gas Corporation Employee Stock Option Plan
                 for Non-Employee Directors (Incorporated by reference to
                 Exhibit 10.21 of the Registration Statement of Patina Oil &
                 Gas Corporation on Form S-4 (Registration No. 333-00572)).

(d)(1)   --      Amendment No. 1 to Registration Statement of Patina Oil & Gas
                 Corporation on Form S-4 (Registration No. 333-12007) as filed with the Securities and Exchange Commission concurrently
                 herewith.

(d)(2)   --      Letter to Gerrity Oil & Gas Corporation Stockholders (see
                 forepart of Amendment No. 1 to Registration Statement of
                 Patina Oil & Gas Corporation on Form S-4 (Registration
                 No. 333-12007), Exhibit (d)(1)).

(d)(3)   --      Notice of Special Meeting of Gerrity Oil & Gas Corporation
                 Stockholders (see forepart of Amendment No. 1 to Registration
                 Statement of Patina Oil & Gas Corporation on Form S-4
                 (Registration No. 333-12007), Exhibit (d)(1)).

(e)      --      Not applicable.

(f)      --      Not applicable.

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